CORRESPONDENCE LETTER

Jennifer López (for)
Mara L. Ransom
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: FutureLand Corp.
Amendment No. 2 to Current Report on Form 8-K
Filed July 27, 2015
File No. 000-53377

Dear Jennifer:

We are in receipt of your phone conversation with our counsel, Mr. Craig A. Huffman, and your request in regards to the missing audited financials for FutureLand Properties LLC, as an exhibit 99.1 of the form 8K dates originally on 6/19/2015. As disclosed on our recent 8K dated 9/21/2015, ITEM 4.01 CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT, On September 10, 2015 (the "Engagement Date"), the Board of Directors of the Company approved the engagement of MALONEBAILEY LLP as its independent registered public accounting firm. We are working with MALONEBAILEY LLP to provide financial information for the form 8K dates originally on 6/19/2015 as an exhibit 99.1. Due to the recent engagement of the accounting firm, we will need an additional four weeks from todays' date 10/1/2015, to complete the requested financials.

We are also providing written statement acknowledging;

1.	FutureLand Corp is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	FutureLand Corp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Cameron Cox
Cameron Cox – CEO
FutureLand Corp

10/02/2015